SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6089
H&R Block Retirement Savings Plan
H&R BLOCK, INC.
4400 Main Street
Kansas City, Missouri 64111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The H&R Block Retirement Savings Plan
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2005	3

Notes to Financial Statements	4 - 8

Schedule: *

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2005	9 - 10

Signature	11

Exhibits

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)	12
Consent of KPMG LLP

*	Prepared in accordance with the filing requirements of ERISA. Other Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the H&R Block Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Kansas City, Missouri
June 28, 2006

The H&R Block Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	December 31,
	2005	2004
Assets
Investments, at fair value:
H&R Block, Inc. common stock fund	$16,042,004	$13,391,454
Mutual funds	467,654,872	381,505,908
Common collective trust	46,532,871	40,794,958
Self-directed brokerage accounts	11,733,198	8,634,357
Participant loans	13,332,032	10,932,760

Total investments	555,294,977	455,259,437

Receivables:
Employer contributions	5,753,941	4,726,486
Participant contributions	2,986,802	2,324,970
Dividends	232,777	233,847
Other	18,393	10,382

Total receivables	8,991,913	7,295,685

Total assets	564,286,890	462,555,122

Net assets available for benefits	$564,286,890	$462,555,122

See accompanying notes to financial statements

The H&R Block Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

Year Ended
December 31, 2005
Additions:
Investment income:
Dividends and interest	$22,769,058
Net appreciation in fair value of investments	16,704,814
Other	189,583

39,663,455

Contributions:
Employer	36,335,045
Participant	63,641,420

99,976,465

Total additions	139,639,920

Deductions:
Distributions to participants	37,812,735
Administrative expenses	95,417

Total deductions	37,908,152

Net increase	101,731,768

Net assets available for benefits
Beginning of year	462,555,122

End of year	$564,286,890

See accompanying notes to financial statements.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of the Plan

General

The H&R Block Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored by HRB Management, Inc. (the “Company”) for its employees and the employees of certain of its affiliates. The Plan became effective on January 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the Board of Directors of the Company. The administrative committee is responsible for the general administration of the Plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. BNY Western Trust Company is the Plan’s trustee.

The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

Investment Option Change

Effective March 1, 2005, the UAM ICM Small Company Fund and Columbia Small Capitalization Growth Fund were replaced with the Harbor Small Cap Value Fund. Participant balances remaining in the UAM ICM Small Company Fund and the Columbia Small Capitalization Growth Fund existing on March 1, 2005 were transferred into the Harbor Small Cap Value Fund.

Eligibility

The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”

Contributions

Participants may make pre-tax contributions from two to fifty percent of their compensation, subject to Internal Revenue Code limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. All participant and matching contributions are invested at the participant’s direction. The

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Company may also elect to make discretionary profit sharing contributions, which would be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2005, the Company contributed $36,335,045 for the matching contribution. No discretionary profit sharing contributions were made during the year ended December 31, 2005.

Vesting

Participant and employer contributions, and earnings thereon, are fully vested and nonforfeitable at all times.

Earnings

Earnings are allocated each day to participant accounts based upon the participant’s balance in each investment option as a percentage of the Plan’s balance in the respective investment option.

Loans

Participant loans must be at least $1,000 and are limited to the lesser of $50,000 less the highest outstanding loan balance in the previous 12 months or fifty percent of the participant’s vested account balance. Interest is prime plus one percent. Loans are payable over one to five years except for loans for the purchase of a residence, which may be longer.

Distributions

Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, or severance from employment. Distributions are in the form of a lump sum cash payment.

Termination

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

H&R Block, Inc. Common Stock is stated at fair value as determined by the market closing price on the last business day of the plan year. Mutual funds, including those in self-directed brokerage accounts, are stated at fair value as determined by quoted market prices. The common collective trust is stated at estimated fair value, which has been determined based on the unit value of the fund. The unit value is determined by the

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
fund’s sponsor by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Expenses

All administrative expenses incurred by the Plan are paid by the Plan, except to the extent paid by the Company. To the extent forfeitures are not used to pay administrative expenses of the Plan, such expenses are covered using participant account balances.

Payment of Benefits

Distributions to participants are recorded when they have been paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

For the Year Ended
December 31,
2005
H&R Block, Inc. common stock fund	$(276,830)
Self-directed brokerage accounts	1,098,169
Mutual funds	15,883,475

$16,704,814
The H&R Block, Inc. Common stock fund uses “unit” accounting. As a unitized stock fund, the Common stock Fund holds primarily H&R Block, Inc. common stock and a small percentage of cash and short-term investments, while participants hold units of the fund.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Individual investments that represent five percent or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2005	2004
Growth Fund of America Class R5	$34,956,728	$24,540,716
SEI Stable Asset Fund	46,532,871	40,794,958
Dodge & Cox Stock Fund	79,173,022	65,966,876
Vanguard Institutional Index Fund	58,111,292	53,774,543
Vanguard Wellington Fund	155,559,065	129,987,366
Lord Abbett Mid-Cap Value A Fund	28,557,775	*
EuroPacific Growth Fund	33,909,375	*

*	Less than 5% of Plan’s assets in the applicable year.
4.	Income Tax Status of the Plan

The Plan received its latest determination letter dated November 11, 2003 in which the Internal Revenue Service stated the Plan is in compliance with the applicable requirements of the internal revenue code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Party Transactions

As of December 31, 2005 and 2004, the Plan’s investment portfolio includes an investment in the Common Stock of H&R Block, Inc., a party-in-interest to the Plan.

The Plan’s recordkeeper, RSM McGladrey (“RSM”), is an affiliate of the Company and was paid $60,615 for administrative fees and reimbursements during the year ended December 31, 2005.

The Plan’s custodian, H&R Block Financial Advisors, Inc., is an affiliate of the Company.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

7.	Other

In 2004, the Company identified possible operational defects in the administration of the Plan while conducting an internal review of the Plan. None of the operational items identified had or will have a material impact on the Plan’s financial statements. On December 21, 2004, the Company requested from the IRS a compliance letter and approval of the correction methods used to fix the operational items. The request was made under the IRS Voluntary Correction Program (VCP), which allows the Company to take corrective measures for the items identified. The Company will take such corrective measures as may be required in connection with the VCP request to maintain the Plan’s qualified tax-exempt status.

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

			(e)
(b)	(c)		Current
(a) Identity of Issuer or Borrower	Description of Investment	Shares Held	Value

* H&R Block, Inc. Common	H&R Block, Inc. Common Stock	618,059	$15,173,348
Stock Fund	Cash and other assets, net	868,656	868,656

			16,042,004

Mutual funds:
AIM Family of Funds	AIM Constellation Fund Class A	80,122	1,984,611
AIM Family of Funds	AIM Premier Equity Fund Class A	64,675	671,969
AIM Family of Funds	Invesco Technology Fund Class A	22,039	576,331
AIM Family of Funds	AIM Weingarten Fund Class A	18,791	262,134
Calamos Funds	Calamos Growth Fund	443,351	24,410,900
Dodge & Cox Funds	Dodge & Cox Stock Fund	576,979	79,173,022
American Funds Group	EuroPacific Growth Fund	825,046	33,909,375
Franklin Templeton Investments	Franklin DynaTech Fund A	18,235	476,482
Franklin Templeton Investments	Franklin Small-Mid Cap Fund	35,746	1,348,354
American Funds Group	Growth Fund of America Class A	43,531	1,342,741
American Funds Group	Growth Fund of America Class R5	1,133,119	34,956,728
American Funds Group	Investment Company of America Fund	27,151	851,464
Lord Abbett Family of Funds	Lord Abbett Mid-Cap Value A Fund	1,274,332	28,557,775
American Funds Group	New Perspective Fund	25,248	722,837
PIMCO Funds	PIMCO Total Return Fund	2,147,865	22,552,586
Harbor Funds	Harbor Small Cap Value Fund	1,021,543	20,257,193
Vanguard Group	Vanguard Institutional Index Fund	509,703	58,111,292
Vanguard Group	Vanguard Wellington Fund	5,125,505	155,559,065
American Funds Group	Washington Mutual Fund	62,470	1,926,563
The Reserve Funds	Reserve Primary Institutional Fund	3,450	3,450

			467,654,872
See accompanying report of independent registered accounting firm.

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

			(e)
(b)	(c)		Current
(a) Identity of Issuer or Borrower	Description of Investment	Shares Held	Value

Common Collective Trust:
SEI Investments	SEI Stable Asset Fund	46,532,871	46,532,871

Self-directed brokerage accounts			11,733,198

* Plan participants	Participant Loans, Interest rate range: 4.0% to 10.5%		13,332,032

Total investments			$555,294,977

Column (d) omitted as cost information is not required for participant directed assets.

*	Indicates party-in-interest to the Plan.
See accompanying report of independent registered accounting firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan

Date 6/29/06	By:	/s/ Jeffrey E. Nachbor
Jeffrey E. Nachbor
Senior Vice President and Corporate Controller H&R Block, Inc.